Exhibit 10.8

Summary of Loan Agreement

[unofficial translation]

Parties:

Changda Fertilizer

China Merchants Bank, Weifang Branch

Date: September 3, 2009

Material Terms:

Changda Fertilizer entered into a Credit Facility Agreement with the China Merchants Bank, Weifang Branch, for a credit facility in the amount of RMB 10,000,000. The loan is due and payable on the maturity date of September 2, 2010. The interest rate is to be determined on application of loans under the credit facility agreement. The maximum amount under the credit facility agreement is guaranteed by Changda Chemicals and Qingran Zhu, our chief executive officer, through separate Maximum Irrevocable Guarantee Agreements, effective September 3, 2009. Pursuant to the Maximum Irrevocable Guarantee Agreements, Changda Chemicals and Qingran Zhu are jointly and severally liable for any unpaid loans, interests, or fees arising under the agreement. Pursuant to the Credit Facility Agreement, on September 3, 2009, Changda Fertilizer applied for a loan in the amount of RMB 10,000,000. The loan is due and payable on the maturity date of September 2, 2010. The loan is subject to a fixed annual interest rate 6.372%. In the case of unauthorized use of the loan, the annual interest rate is 100% more than the 12-month Benchmark Lending Rate issued by China Central Bank on the date of unauthorized use.

授 信 协 议

招商银行潍坊分行

授 信 协 议

编号：2009年招潍[illegible]字第[illegible]号

授信人：招商银行股份有限公司潍坊分行（以下简称甲方）

主要负责人：[illegible]

授信申请人：潍坊昌大肥料有限公司（以下简称乙方）

法定代表人/主要负责人：[illegible]

经乙方申请，甲方同意向乙方提供授信额度，供乙方使用。据甲方与乙方按照有关法律规定，经充分协商，就下列条款达成一致，特订立本协议。

第1条 授信额度

1.1 甲方向乙方提供人民币壹仟万元整（含等值其他币种，汇率按各具体业务实际发生时甲方公布的外汇牌价折算，下同）的授信额度，其中（以下打"√"选择）：

☑循环额度人民币壹仟万元；

□一次性额度 / 币 / 元。

循环授信额度是指授信期间甲方向乙方提供的可循环使用的贷款、贸易融资、票据贴现、商业汇票承兑、保函、法人账户透支、国内保理、 / 、 / 等授信本金余额之和的最高限额。

一次性授信额度是指授信期间乙方向甲方逐笔提出授信业务的申请，各笔授信业务的累计发生额不得超过本协议规定的一次性授信额度金额，乙方不得循环使用一次性授信额度，乙方申请叙做的多笔授信业务项下合同金额合计达到本条规定的一次性授信额度金额，该额度累计告满为止。

"贸易融资"包括开立信用证、进口押汇、提货担保、进口代收押汇、打包放款、出口押汇、出口托收押汇、进/出口汇票贴现、短期信用融资、进口保理、出口保理（无追索权应收账款保理，甲方承担乙方追索权保理除外，下同）、 / 、 / 等业务品种。

1.2 如甲方办理以乙方为付款人的进口保理，则进口保理业务中甲方受让的对乙方的应收账款债权占用上述授信额度；如乙方同时申请办理有追索权的保理或出口保理业务，则该业务中甲方向乙方提供的基本授信（基本预付款）占用上述授信额度。

1.3 甲方根据其内部流程需要，在开出信用证总额度内向受益人开出信用证时，该开证及其项下发生的进口押汇、提货担保业务占用上述授信额度；

1.4 上述授信额度不含本协议项下乙方或第三方以针对该笔具体业务提供的保证金或存单质押担保对应的授信金额部分，以下同。

□1.5 甲方和乙方原签有编号为 / 的授信协议，自本协议生效之日起，该原授信协议项下具体业务尚有未清偿余额的，自动纳入本协议项下，直接占用本协议项下授信额度（如本条款适用，请在□中打“√”）。

第2条 授信期间

授信期间为 12 个月，即从 2009 年 9 月 3 日起到 2010 年 9 月 2 日止。乙方应在该期间内向甲方提出额度使用申请，甲方不受理乙方超过授信期间到期日提出的额度使用申请，本协议另有规定的除外。

第3条 授信额度的使用

3.1 额度的种类和范围

上述授信额度为（以下二者择一，打“√”选择）：

（√）3.1.1 综合授信额度，具体业务种类包括（需要填写）：

流动资金贷款　　　银行承兑汇票

国际贸易融资

同时，上述额度乙方 可 （填“可”或“不可”）调剂使用，并且（以下打“√”选择）：

□全部业务种类均可相互调剂使用；

☑部分业务种类可相互调剂使用，即流动资金贷款和银行承兑汇票

（ ）3.1.2 / 单项授信额度。

3.2 在授信期间内，循环授信额度乙方可循环使用，一次性授信额度不得循环使用。乙方使用授信额度须逐笔申请，经甲方审查同意后，每次具体授信的金额、期限、具体用途等可由双方另签具体业务合同（含借据）予以约定，或由乙方向甲方提交并经甲方接受的相关业务申请书予以约定。

在授信额度内办理[illegible]，甲方向乙方发出的《[illegible]》经乙方以甲方认可的方式确认后，视为甲、乙双方之间已达成"具体业务合同"。

3.3 授信额度内各笔贷款或其他授信品种的期限根据乙方经营需要和甲方业务管理规定具体确定使用期间，各具体业务到期日可以晚于授信期间到期日。

第4条 利息和费用

授信额度内的贷款、垫款利率及相关业务收取的费用，按各具体合同的规定执行。

第5条 担保条款

5.1 本协议项下乙方所欠甲方的一切债务由[illegible]有限公司作为连带责任保证人，其另向甲方出具最高额不可撤销担保书。[illegible]

5.2 本协议项下乙方所欠甲方的一切债务由____/____以其所有或依法有权处分的____/____财产作抵（质）押，双方另行签订担保合同。担保人未按本条规定签署担保文本和办妥担保手续的，甲方有权拒绝向乙方提供授信。

第6条 乙方的权利和义务

6.1 乙方享有如下权利：

6.1.1 有权要求甲方按本协议规定的条件提供授信额度内的贷款或其他授信。

6.1.2 有权按本协议约定使用授信额度。

6.1.3 有权要求甲方对乙方所提供的生产、经营、财产、账户等情况保密，但法律法规另有规定或监管机构另有要求的除外；

6.1.4 在取得甲方同意后，有权向第三人转让债务。

6.2 乙方承担如下义务：

6.2.1 应当如实提供甲方要求的文件资料（包括但不限于按甲方要求的时间提供真实的财务报表和年度财务报告，生产、经营、管理方面的重大决策和变

住3. 以及所有开户行、账号及各类账户余额情况，并配合甲方的调查、审查和检查；

6.2.2 应当接受甲方对其使用贷款资金情况和有关生产经营、财务活动的监督；

6.2.3 应当按本协议和各具体合同约定的用途使用贷款资金和其他授信；

6.2.4 应当按本协议和各具体合同的约定按时足额偿还贷款本金、利息和其他授信债务的本息；

6.2.5 将本协议项下债务全部或部分转让给第三人的，应取得甲方书面同意；

6.2.6 乙方发生下列情况，应立即通知甲方，并积极配合甲方落实好本协议项下贷款、垫款和其他授信债务本息及一切相关费用安全偿还的保障措施：

6.2.6.1 发生重大财务亏损、资产损失或其他财务危机；

6.2.6.2 为第三方提供贷款或提供保证担保，或以自有财产（权利）提供抵（质）押担保；

6.2.6.3 发生合并（兼并）、分立、重组、合资（合作）、产（股）权转让、股份制改造等变更事项；

6.2.6.4 发生停业、被吊销或注销营业执照、申请或被申请破产、解散等情形；

6.2.6.5 其控股股东及其他关联公司经营或财务方面出现重大危机，影响其正常运作的；

6.2.6.6 与其控股股东及其他关联公司之间发生重大关联交易，影响其正常经营的；

6.2.6.7 发生对其经营或财产状况产生重大不利后果的任何诉讼、仲裁或刑事、行政处罚；

6.2.6.8 发生其他可能影响其偿债能力的重大事项。

6.2.7 不得怠于管理和追索其到期债权，或以无偿或其他不适当方式处分现有主要财产。

第7条 甲方的权利和义务

7.1 甲方享有如下权利：

7.1.1 有权要求乙方按期足额归还本协议及具体合同项下贷款、垫款和其他授信债务的本息；

7.1.2 有权要求乙方提供与其授信审查使用有关的资料；

7.1.3 有权了解乙方的生产经营和财务活动；

7.1.4 有权监督乙方按本协议及各具体合同约定的用途使用贷款和/或其他授信；

7.1.5 有权根据国际惯例需要，在接受乙方申请开立信用证后，委托给予受益人所在地的代理银行或其他分支机构向受益人转开信用证；

7.1.6 有权直接从乙方账户上扣款，用于偿还乙方在本协议及各具体合同项下所欠债务；

7.1.7 有权转让其对乙方拥有的债权，并有权采取其认为适当的方式，包括但不限于传真、邮寄、专人送达、在公众媒体上公告等方式通知乙方转让事宜，以及对乙方进行催收。

7.1.8 其他本协议规定的权利。

7.2 甲方承担如下义务：

7.2.1 按本协议及各具体合同规定的条件在授信额度内向乙方发放贷款或提供其他授信。

7.2.2 应当对乙方的资产、财务、生产、经营情况保密，但法律法规另有规定和监管机构另有要求者除外。

第8条 乙方特别保证如下事项

8.1 乙方是根据中国法律正式成立并合法存在的，具有法人资格的主体，有充分的民事行为能力签订和履行本协议；

8.2 签订和履行本协议已获得董事会或其他有权机构的充分授权；

8.3 乙方提供的有关乙方、保证人、抵押（出质）人、抵押（质）物的文件、资料、凭证等是真实、准确、完整和有效的，不含有与事实不符的重大错误或遗漏任何重大事实；

8.4 严格遵守各具体合同及其所签署的开证承诺书、信托收据及其他有关文件的规定。

8.5 在签订本协议时没有发生可能对乙方或乙方主要资产产生重大不利后果的诉讼、仲裁或刑事、行政处罚，并会在本协议履行期间也不会发生上述诉讼、仲裁或刑事、行政处罚，如有发生，乙方应立即通知甲方;

8.6 在经营活动中严格遵守国家各项法律法规，严格在国家有关部门核准的或依法规定的经营范围开展各项业务，按时办理年检手续;

8.7 保持或提高现有经营管理水平，确保现有资产的保值增值，不放弃任何已到期债权，也不以无偿或其他不合理方式处分现有主要财产;

8.8 未经甲方允许，乙方不得提前清偿其他长期债务，以及_____/_____、_____/_____;

8.9 在签订本协议时，乙方没有发生任何影响本协议项下乙方义务履行的其他重大事件。

第9条 其他费用

因与本协议有关的资信调查、登记、公证等费用，以及在乙方不能按期归还本协议项下所欠甲方债务的情况下，甲方为实现债权而支付的律师费、诉讼费、差旅费、公告费、送达费等所有费用，均由乙方全数承担，乙方授权甲方直接从乙方在甲方的银行账户中扣除，如有不足之数，乙方保证在收到甲方的通知后如数偿还。

第10条 违约事件及处理

10.1 乙方出现下列情形之一者，即视为乙方发生违约事件:

10.1.1 违反本协议第6.2.1条规定义务，向甲方提供虚假的财务报表或隐瞒真实的重要情况，不配合甲方的调查、审查和检查;

10.1.2 违反本协议第6.2.2条规定义务，不接受或逃避甲方对其使用资金情况和有关生产经营、财务活动的监督;

10.1.3 违反本协议第6.2.3条规定义务，未按本协议及各具体合同约定用途使用借款及/或其他授信;

10.1.4 违反本协议第6.2.4条规定义务，未按本协议及/或各具体合同约定按时足额偿还借款、垫款和其他授信债务本息的;

10.1.5 违反本协议第6.2.5条规定义务，擅自将本协议项下债务转让给第三人;或违反本协议第6.2.7条规定义务，怠于管理和追索其到期债权;

或以隐匿或其他不适当方式处分现有主要财产；

10.1.6 违反本协议第6.2.6条规定义务，在发生该条规定的情况时，不及时通知甲方，或甲方得知乙方发生该条规定的情况后，要求乙方增加本协议项下债务项的保障措施，乙方不配合的，或甲方认为不利于授信业务安全的；

10.1.7 违反本协议第8.1、8.2、8.3条，或违背第8.2、8.4、8.6、8.7、8.8、8.9条，未按甲方要求立即纠正；

10.1.8 发生其他甲方认为损害甲方合法权益的情形。

10.2 保证人发生下列情形之一者，甲方认为可能影响保证人担保能力，要求保证人排除由此造成的不利影响，或要求乙方增加、更换担保条件，保证人和乙方未配合的，即视为已发生违约事件：

10.2.1 发生类似于本合同第8.2.6条所述的情况之一的；

10.2.2 出具不可撤销担保书时隐瞒了自身承担保证责任的实际能力，或未获得有权机关的授权；

10.2.3 未按时办理年检注册手续；

10.2.4 怠于管理和追索其到期债权，或以无偿或其他不适当方式处分现有主要财产。

10.3 抵押人（或出质人）发生下列情形之一者，甲方认为可能造成抵押（或质押）不成立或抵押物（或质物）不足值，要求抵押人（或出质人）排除由此造成的不利影响，或要求乙方增加、更换担保条件，抵押人（或出质人）和乙方未配合的，即视为已发生违约事件：

10.3.1 对抵押物（或质物）没有所有权或处分权，或权属存在争议。

10.3.2 抵押物（或质物）发生已出租、被查封、被扣押、被监管、存在法定优先权（包括但不限于建设工程款优先权）等情形，及/或隐瞒已发生的此种情况；

10.3.3 抵押人未经甲方书面同意，擅自转让、出租、再抵押或以其他任何不适当的方式处分抵押物，或其虽经甲方书面同意处分抵押物但所得不按甲方要求用于偿还乙方所欠甲方的债务；

10.3.4 抵押人对抵押物未加妥善保管、维护和维修，致抵押物价值明显减损，或抵押人的行为直接危及抵押物，导致抵押物价值减少的；在抵押期间内抵

时，不按甲方的要求对抵押物进行投保的

10.4 一旦发生第10.1、10.2、10.3条所述的任何一种违约事件后，甲方有权分别或同时采取如下措施：

10.4.1 终止本协议项下的借款安排，或终止乙方在本协议项下的权利；

10.4.2 要求收回按协议规定向乙方提供的借款本息和相关费用；

10.4.3 对于在按协议期间由甲方已经支付的代垫或保证金(含本协议第?条约定的保证金)的信用证、保函、提货担保等，不论甲方是否已经垫款，甲方均有权要求乙方立即补足保证金，或将乙方在甲方开立的其他账户上的存款转入其保证金账户作为保证金，或将相应款项交由第三方提存，作为甲方向乙方追偿的保证金。

10.4.4 对于甲方在有追索权的保理、出口保理项下从乙方受让的未到期的应收账款债权，有权要求乙方立即履行回购义务；对于甲方在无追索权的保理、进口保理项下受让的对乙方的应收账款债权，有权立即向乙方进行追偿；

10.4.5 直接扣收乙方结算账户和/或其他账户上的存款，以清偿乙方在本协议及各具体合同项下的全部债务；

10.4.6 依据本合同第13条进行追索。

第11条 协议的变更和解除

本协议经甲、乙双方协商一致并达成书面协议后可以变更和解除。在达成书面协议以前，本协议仍然有效。任何一方均不得擅自对本协议进行单方面的变更、修改或解除。

第12条 其他事项

12.1 在本协议生效期间，甲方对乙方的任何违约或延误行为给予任何宽容、宽限或延缓执行本协议项下甲方应享有的权益或权利，均不能损害、影响或限制甲方依有关法律规定和本协议作为债权人应享有的一切权益和权利，不能视为甲方对任何违反本协议行为的许可或认可，也不能视为甲方放弃对现有或将来违约行为采取行动的权利。

12.2 本协议不论因何种原因而在法律上成为无效，或部分条款无效时，乙方仍应承担偿还本协议项下所欠甲方的一切债务的责任。若发生上述情况，甲方有权终止执行本协议，并可立即向乙方追索本协议项下乙方所欠的一切债务。

12.3 甲方和乙方与本协议有关的通知、要求等均以书面形式发送。

甲方联系地址：潍坊胜利东街[illegible]号

乙方联系地址：潍坊滨海经济开发区

由专人递送的，收件方签收视为送达；收件方拒收的，于拒收日视为送达；以邮政信函方式递交的，寄出后第三日视为送达；以传真方式递交的，发件方传真系统接收传真后视为送达。

甲方以在公众媒体上公告的方式通知乙方债权转让事宜或对乙方进行催收的，自公告之日视为送达。

任何一方变更联系地址，应当及时通知另一方，否则自行承担因此可能产生的损失。

12.4 双方同意，对于贸易融资业务项下的各业务申请书，乙方按照其向甲方提供的《预留印鉴授权书》加盖预留印鉴即可，双方均认可该签章的效力。

12.5 甲、乙双方经协商一致就本协议的未尽事宜、变更事项达成的书面补充协议，以及本协议项下各具体合同作为本协议附件，并构成本协议不可分割的组成部分。

12.6

12.7

12.8

第13条 适用法律及纠纷的解决

13.1 本协议的订立、解释及争议的解决均适用中华人民共和国法律。甲、乙双方的权益受中华人民共和国法律保障。

13.2 甲、乙双方在履行本协议过程中发生的争议，由双方协商解决。协商不成的，任何一方可以（三者择一，打"√"选择）：

☑13.2.1 向甲方所在地人民法院起诉；

□13.2.2 向____/____仲裁委员会申请仲裁；

□13.2.3 提交（香港地区，则以下二者择一，打"√"选择）：

□中国国际经济贸易仲裁委员会

□中国国际经济贸易仲裁委员会____/____分会

按照该会届时仲裁规则予以仲裁。

13.3 本协议及各具体合同经甲乙双方办理赋予强制执行效力的公证后，甲方违背本协议及各具体合同项下乙方的义务情形，可以直接向有管辖权的人民法院申请强制执行。

第14条 协议生效

本协议自甲、乙双方法定代表人/主要负责人或其授权代理人签字（或盖名章）并加盖单位公章/合同专用章后生效，至授信期间届满之日及本协议项下乙方所欠甲方的一切债务及其他一切相关费用清偿完毕之日自动失效（以两者中较后者为准）。

第15条 附 则

本协议一式贰份，甲方、乙方及___/___、___/___各执一份，均有同等法律效力。

甲方： （盖章）

主要负责人或授权代理人

（签字/盖名章）：

乙方： （盖章）

法定代表人/主要负责人或授权代理人：

（签字/盖名章）：

签署日期：2009 年 7 月 日